Q/C Technologies, Inc.

1185 Avenue of the Americas

New York, New York 10036

November 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention: Jessica Dickerstein

Re:	Q/C Technologies, Inc. Registration Statement on Form S-3

Filed on October 3, 2025

File No. 333- 290719 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Q/C Technologies, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on November 28, 2025, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

Q/C Technologies, Inc.

By:	/s/ Joshua Silverman
Joshua Silverman
Executive Chairman

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Alla Digilova, Esq., Haynes and Boone, LLP